UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 18, 2019

Commission File No. 001-38651

NAVIOS MARITIME CONTAINERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2019 Annual Meeting of Limited Partners and Proxy Statement of Navios Maritime Containers L.P., dated November 18, 2019, for the 2019 annual meeting of Limited Partners to be held on Thursday, December 19, 2019.

NAVIOS MARITIME CONTAINERS L.P.

November 18, 2019

Dear Limited Partner,

We cordially invite you to attend our 2019 annual meeting of Limited Partners to be held at 11:00 a.m., local time, on Thursday, December 19, 2019 at our offices at 7 Avenue de Grande Bretagne, Office 11B2, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Containers L.P. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou

Chairman and Chief Executive Officer

NAVIOS MARITIME CONTAINERS L.P.

NOTICE OF 2019 ANNUAL MEETING OF LIMITED PARTNERS

November 18, 2019

TIME:       11:00 a.m., local time

DATE:      Thursday, December 19, 2019

PLACE:    Offices of Navios Maritime Containers L.P., 7 Avenue de Grande Bretagne, Office 11B2, Monaco

PURPOSES:

1.

To elect (i) two Class I Directors to serve until the 2020 annual meeting of Limited Partners; (ii) one Class II Director to serve until the 2021 annual meeting of Limited Partners; and (iii) one Class III Director to serve until the 2022 annual meeting of Limited Partners (“Proposal One”).

2.

To ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent registered public accounting firm for our current fiscal year ending December 31, 2019 (“Proposal Two”).

3.	To consider any other business that is properly presented at the meeting or any adjournment thereof.

WHO MAY VOTE:

The Board of Directors (the “Board of Directors”) of Navios Maritime Containers L.P. (the “Company,” “we,” “us” or “our”) has fixed the close of business on Thursday, November 14, 2019 as the record date for the determination of the common unitholders, which we also refer to as the “Limited Partners,” entitled to receive notice and to vote at the annual meeting or any adjournment thereof. A list of common unitholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

NAVIOS MARITIME CONTAINERS L.P.

7 AVENUE DE GRANDE BRETAGNE, OFFICE 11B2

MONTE CARLO, MC 98000 MONACO

PROXY STATEMENT FOR

NAVIOS MARITIME CONTAINERS L.P.

2019 ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON THURSDAY, DECEMBER 19, 2019

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because our Board of Directors is soliciting your proxy to vote at the 2019 annual meeting of Limited Partners and any adjournments of the meeting to be held at 11:00 a.m., local time, on Thursday, December 19, 2019, at our offices at 7 Avenue de Grande Bretagne, Office 11B2, Monaco. This proxy statement, along with the accompanying Notice of Annual Meeting of Limited Partners, summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 18, 2019, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all Limited Partners entitled to vote at the meeting. You can find a copy of our 2018 Annual Report on Form 20-F on the Internet through our website at www.navios-containers.com or the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

On November 14, 2019, we had outstanding 34,603,100 common units. Each Limited Partner of record at the close of business on November 14, 2019 is entitled to vote. One or more Limited Partners holding at least a majority of the total voting rights represented in person or by proxy at the annual meeting shall be a quorum for the purposes of the annual meeting. The common units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by us prior to the close of voting at the annual meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The common units are listed on the Nasdaq Global Select Market under the symbol “NMCI.”

You do not need to attend the annual meeting to vote your common units. Common units represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A Limited Partner may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any Limited Partner who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

The general partner interest, which is represented by a general partner unit, is a non-economic interest, meaning our general partner does not participate in our distributions, profits or losses by reason of owning its general partner interest.

How Many Votes Do I Have?

Each common unit of Navios Maritime Containers L.P. that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your common units are registered directly in your name through our transfer agent, Continental Stock Transfer & Trust Company, or you have physical certificates, you may vote:

•

By mail.    Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your common units voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your units are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your common units and can do so as follows:

•	By mail. You will receive instructions from your bank, broker or other nominee explaining how to vote your common units.

•

In person at the meeting.    Contact the bank, broker or other nominee who holds your common units to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate Limited Partners’ identities, to allow Limited Partners to vote their units, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of each of the nominees for Class I, Class II and Class III director; and

•	“FOR” ratification of the selection of independent registered public accounting firm for our current fiscal year ending December 31, 2019.

If any other matter is presented, the proxy card provides that your common units will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the annual meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying our Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for director who receive the most votes (also known as a “plurality” of the votes) will be elected. You may either vote FOR each of the nominees or WITHHOLD your vote from each of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors. Brokerage firms do not have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Ratify Selection of Independent Registered Public Accounting Firm	The affirmative vote of the majority of votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of our independent registered public accounting firm. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent accountants for 2019, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than a majority of our outstanding common units is necessary to constitute a quorum at the meeting. Votes of common unitholders of record who are present at the meeting in person or by proxy, withheld votes, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

PROPOSAL ONE

ELECTION OF DIRECTORS

In accordance with the terms of our Agreement of Limited Partnership, upon completion of and shortly after our initial public offering, our general partner appointed seven directors to our Board of Directors. In conjunction with and following this annual meeting (our first annual meeting of Limited Partners following our initial public offering), our Board of Directors will continue to consist of seven members; however, only three of the members will be appointed by our general partner to serve for terms determined by our general partner or until his or her successor is duly appointed, while the remaining four members will be elected by holders of our common units into three different classes.

Because this is our first annual meeting following our initial public offering, the Board has nominated four individuals to serve as classified directors for a term corresponding to their respective classes, consisting of two Class I directors, to be elected for a term expiring at the 2020 annual meeting of Limited Partners; one Class II director, to be elected for a term expiring at the 2021 annual meeting of Limited Partners; and one Class III director, to be elected for a term expiring at the 2022 annual meeting of Limited Partners.

Following this annual meeting, holders of our common units will elect one class of directors at each future annual meeting of Limited Partners, with each class of directors serving for a three-year term. As such, at the 2020 annual meeting, holders of our common units will be asked to elect two Class I directors for a term expiring at the 2023 annual meeting of Limited Partners.

The Board of Directors has nominated each of the following individuals to stand for election at this year’s annual meeting as a member of the class and for the term indicated next to such individual’s name:

Name	Class	Expiration of Term
Stefan Kuch	I	2020 annual meeting of Limited Partners
Konstantinos Maratos	I	2020 annual meeting of Limited Partners
Ifigeneia Tzavela	II	2021 annual meeting of Limited Partners
Vasilios Mouyis	III	2022 annual meeting of Limited Partners

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the foregoing nominees. It is expected that such nominees will be able to serve, but if before the election it develops that such nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for election to our Board of Directors is set forth below:

Name	Age	Class
Stefan Kuch	65	I
Konstantinos Maratos	47	I
Vasilios Mouyis	56	III
Ifigeneia Tzavela	57	II

Stefan Kuch has been a member of our Board of Directors since February 2019. He has over 32 years of experience in finance and ship finance, having served in senior leadership positions in the shipping division of Commerzbank AG, one of Germany’s leading financial institutions. He also served as Managing Director of Hanseatic Ship Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Mr. Kuch is a member of our Audit Committee and is an independent director.

Konstantinos Maratos has been a member of our Board of Directors since our inception in April 2017. Mr. Maratos has 23 years of financial markets experience and he is currently a Managing Director with a Swiss bank based in Zurich, Switzerland. In the past, he worked for Eurobank EFG, Bank of America, and Barclays

Bank in Athens, London and Geneva. Mr. Maratos is a CFA Charterholder and for the last seven years has taught as a Visiting Professor / Visiting Lecturer Master’s level courses in Finance at the University of London (King’s College and Queen Mary). Mr. Maratos holds both a B.Sc. in Economics and Politics and a M.Sc. in Financial Management from the University of London and has completed the FT Non-Executive Director programme. In the past he has served as an independent director in OPAP SA, one of the largest cap companies on the Athens Stock Exchange. Mr. Maratos is an independent director of the Company, member and chairman of our Audit Committee and a member and chairman of our Conflicts Committee.

Vasilios Mouyis has been a member of our Board of Directors since February 2019. He has over 28 years of experience in chartering and ship brokerage. He is the co-founder and managing director of Doric Shipbrokers S.A., a ship brokering firm. Previously, Mr. Mouyis served as a chartering broker at Clarkson’s Plc South African office, formerly known as Afromar Pty Ltd. He is also a panelist for the Handysize index of the Baltic Exchange, London. Mr. Mouyis is a member of our Conflicts Committee and Audit Committee and is an independent director.

Ifigeneia Tzavela has been a member of our Board of Directors since our inception in April 2017. Upon receiving her M.B.A., Ms. Tzavela joined INTEC S.A., a company specializing in the Petroleum Refining and Marine Industries in Greece. Beginning as a Sales Manager with the firm, Ms. Tzavela rose to Managing Director and co-owner of the INTEC S.A., a title she has held since 1998. Ms. Tzavela received her Bachelor of Science degree in Chemistry from the National and Kapodistrian University of Athens and her Master’s Degree in Business Administration from Stern School of Business at New York University in 1988. Ms. Tzavela is a member of our Conflicts Committee and is an independent director.

Required vote.   Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of withheld votes and broker non-votes.   Withheld votes will not affect the vote on Proposal One. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors is submitting for approval the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young”) as our independent registered public accounting firm for the fiscal year ending December 31, 2019. The Board of Directors proposes that holders of common units ratify this appointment. Ernst & Young audited our financial statements for the fiscal year ended December 31, 2018.

Ernst & Young has advised us that it does not have any direct or indirect financial interest in us, nor has it had any such interest in connection with us since our inception other than in its capacity as our independent auditors.

All services rendered by Ernst & Young are subject to review by our Audit Committee.

We are not required to obtain the approval of our Limited Partners to select our independent registered public accounting firm. In the event the holders of common units do not ratify the appointment of Ernst & Young as our independent registered public accounting firm, the Audit Committee will reconsider its appointment for future audits.

Required vote.    Approval of Proposal Two will require the affirmative vote of a majority of votes present or represented by proxy and entitled to vote at the annual meeting.

Effect of abstentions and broker non-votes.    Abstentions will be treated as votes against Proposal Two. Brokerage firms have authority to vote customers’ unvoted units held by the firms in street name on Proposal Two. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF ERNST & YOUNG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A LIMITED PARTNER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors is not aware of any other business that will be presented at the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

November 18, 2019

Proxy For 2019 Annual Meeting of Limited Partners December 19, 2019 11:00 A.M. Local Time Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2019 Annual Meeting Proxy Card sign, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposal 2. IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS, JUST SIGN BELOW. YOU NEED NOT MARK ANY BOXES. + For Against Abstain 1. Proposal One: Election of Directors (to serve a one-, 2. Proposal Two: Proposal to ratify the appointment of two- or three-year term, based on director class) Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. For Withhold 01—Stefan Kuch IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS—Class I Director MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING. 02—Konstantinos Maratos—Class I Director 03—Ifigeneia Tzavela—Class II Director 04—Vasilios Mouyis—Class III Director B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 1UPX 437073 + 035EDC

qSIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Navios Maritime Containers L.P. Notice of 2019 Annual Meeting of Limited Partners Proxy Solicited by Board of Directors for Annual Meeting — December 19, 2019 The undersigned, revoking any previous proxies relating to these common units, hereby acknowledges receipt of the Notice and Proxy Statement, dated November 18, 2019, in connection with the 2019 Annual Meeting of Limited Partners to be held at 11:00 a.m., local time, on Thursday, December 19, 2019 at our offices at 7 Avenue de Grande Bretagne, Office 11B2, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all the common units of Navios Maritime Containers L.P. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2019 Annual Meeting of Limited Partners, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy. THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2. (Continued, and to be marked, dated and signed, on the other side)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

Date: November 18, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer